
RECEIVED
OCT 1 4 2011
WASH. D.C.
191
SECTION


11007127

William Penn

BANCORP, INC.

2011
Annual Report

WILLIAM PENN BANCORP, INC.
2011 ANNUAL REPORT

TABLE OF CONTENTS

William Penn Bancorp, Inc.
8150 Route 13
Levittown, PA 19057

To Our Valued Shareholders,

This has certainly been a memorable year as our industry has felt the effects of a roller coaster stock market, prolonged low interest rates, increased regulatory scrutiny, and a very sluggish local economy. Despite the pessimistic outlook shared by many these days, I am convinced that "storied" institutions such as William Penn Bank will continue to thrive as customers choose safe and secure options to place both their trust and their money.

At William Penn, we continue to focus on individual customers. Our motto "personalized service from people you trust" rings true in all aspects of our business from assisting savings customers in reconciling their bank accounts, to developing customized loan programs that meet the needs of individual borrowers. Our award winning volunteer program "Doing Goodwill with Bill" has been a huge success and a benefit to both our employee volunteers, and the community members they have served. April marked the opening of our new branch office in Levittown, complete with a community wide celebration featuring food, games, prizes, and a very popular rate special.

Given the current state of our economy along with the added expense of complying with ever increasing government regulations, I am pleased with our financial results for 2011. We posted net earnings of $2,929,000 despite expensing over $1,000,000 to increase our allowance for loan losses. Management continues to control operating expenses as evidenced by an efficiency ratio better than 84% of our peers. The Board of Directors authorized its first dividend of $0.15 per share which was paid to stockholders in mid August. Management also continues to closely monitor interest rate risk with the Bank's exposure rated as "minimal." This should afford the Bank protection in the event of future interest rate increases.

We look forward to discovering new opportunities for continued success each year as we navigate through ever changing governmental regulation and a slow economic recovery. Although many challenges still lie ahead, we remain optimistic about the future due to the extensive experience of our management team, and the dedication of our entire staff.

On behalf of our Board of Directors, I want to thank you for your continued support and trust in our Company.

Sincerely,



Terry L. Sager
President

CORPORATE PROFILE

William Penn Bancorp, Inc. (the "Company") was organized by William Penn Bank, FSB to become its mid-tier holding company upon completion of its reorganization from the mutual savings bank to the mutual holding company structure. As part of the reorganization, the Company sold 1,025,283 shares of its common stock, $.10 par value, to the public at $10.00 per share (including 87,384 shares purchased by the Bank's Employee Stock Ownership Plan with funds borrowed from the Company) and issued 2,548,713 shares to William Penn, MHC. In addition, the Company contributed 67,022 shares to the William Penn Bank Community Foundation.

William Penn Bank, FSB conducts a traditional community bank operation, offering retail banking services, one- to four-family mortgage loans, multi-family, commercial and other real estate mortgage loans, construction loans, automobile loans, second mortgage loans and other consumer loans. William Penn Bank, FSB operates from its main office at 8150 Route 13, in Levittown, Pennsylvania with additional branch offices in Morrisville, Richboro and Levittown, Pennsylvania. William Penn Bank, FSB maintains a website at www.willpenn.com.

Our executive offices are located at 8150 Route 13, Levittown, Pennsylvania 19057 and our main telephone number is (215) 945-1200.

STOCK MARKET INFORMATION

The Company's common stock trades on the OTC Bulletin Board under the symbol "WMPN." The following table reflects the high and low bid prices for William Penn Bancorp, Inc. as reported on the OTC Bulletin Board for each quarter during the past two fiscal years. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

The Company declared its first dividend payable on August 12, 2011 to stockholders of record on August 3, 2011. The Company anticipates paying dividends on an annual basis. The Company's ability to pay dividends to stockholders is, to some extent, dependent upon the dividends it receives from the Bank which may not pay dividends in excess of calendar year earnings plus retained earnings for the prior two years and is subject to regulatory approval.

Quarter Ended	High	Low
June 30, 2011	$ 15.50	$ 12.60
March 31, 2011	14.25	13.25
December 31, 2010	13.65	13.25
September 30, 2010	13.65	13.50
June 30, 2010	$ 13.60	$ 13.50
March 31, 2010	14.00	13.50
December 31, 2009	13.50	13.50
September 30, 2009	13.50	13.50

At June 30, 2011, there were 3,641,018 shares of the Company's common stock outstanding, including 2,548,713 shares held by William Penn, MHC and 67,022 shares held by William Penn Bank Community Foundation, and approximately 305 stockholders of record. This number does not reflect the number of persons or entities who held stock in nominee or street name through various brokerage firms.

SELECTED CONSOLIDATED FINANCIAL DATA

	At or For the Year Ended June 30,		
	2011	2010	2009
	(Dollars in thousands except per share data)		
Balance Sheet Data:			
Assets	$ 329,403	$ 326,369	$ 308,234
Loans receivable, net	241,868	230,367	219,939
Cash and amounts due from banks and interest-bearing time deposits	24,983	20,407	18,379
Securities available for sale	12,289	16,447	10
Securities held to maturity	37,322	48,014	59,015
Deposits	184,751	181,281	167,092
FHLB advances	85,500	89,000	89,000
Stockholders' Equity	54,170	51,207	46,907
Summary of Operations:			
Interest income	$ 15,114	$ 16,014	$ 16,552
Interest expense	5,626	6,838	8,143
Net interest income	9,488	9,176	8,409
Provision for loan losses	1,010	379	531
Net interest income after provision for loan losses	8,478	8,797	7,878
Noninterest income	675	489	269
Noninterest expense	4,776	4,224	4,187
Income before income taxes	4,377	5,062	3,960
Provision for income taxes	1,448	1,676	1,317
Net income	$ 2,929	$ 3,386	$ 2,643
Basic and diluted earnings per share	$ 0.82	$ 0.95	$ 0.74
Performance Ratios:			
Return on average assets	0.91%	1.07%	0.89%
Return on average equity	5.53	6.93	5.80
Net interest rate spread	2.63	2.53	2.34
Net interest margin	2.99	2.95	2.88
Average interest-earning assets to average interest-bearing liabilities	120.57	119.25	119.24
Efficiency ratio	46.99	43.70	48.25
Noninterest expense to average assets	1.48	1.34	1.41
Asset Quality Ratios:			
Non-performing loans to total loans	2.35	1.91	1.99
Non-performing assets to total assets	1.89	1.44	1.52
Net (charge-offs) recoveries to average loans outstanding	(0.36)	0.04	(0.12)
Allowance for loan losses to total loans	1.14	1.13	0.98
Allowance for loan losses to non-performing loans	48.23	59.37	48.62
Capital Ratios:			
Average equity to average assets	16.43	15.47	15.36
Equity to assets at period end	16.44	15.69	15.22

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the consolidated financial condition and results of operations of the Company should be read in conjunction with the accompanying Consolidated Financial Statements.

Forward Looking Statements

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes," "anticipates," "contemplates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the ability to control costs, expenses, and general economic conditions. We undertake no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview and Business Strategy

Our primary business is attracting retail deposits from the general public and using those deposits, together with funds generated from operations, principal repayments on securities and loans, and borrowed funds, for our lending and investing activities. Our results of operations depend mainly on our net interest income, which is the difference between the interest income earned on our loan and investment portfolios and interest expense paid on our deposits and borrowed funds. Net interest income is a function of the average balances of loans and investments versus deposits and borrowed funds outstanding in any one period and the yields earned on those loans and investments and the cost of those deposits and borrowed funds.

Our net interest income has improved during the past two years, primarily as a result of the effect of very low market interest rates on our cost of deposits. Our net interest margin had been negatively impacted by the high interest expense associated with the large volume of high cost, long-term, convertible borrowings on our balance sheet. As a strategy to lock in rates on funding beginning in the late 1990s we took long term advances to protect against rising rates. However, following the implementation of this strategy interest rates, instead of rising, fell to historic lows. In the last 12 months we had $3.5 million of our Federal Home Loan Bank (FHLB) advances mature; which had a very high interest rate. This has had a very beneficial effect on net interest income. However, the same low market interest rates that will have a beneficial effect on our cost of funds will have a deleterious effect on our interest income as our loans and investments are repriced, repaid, called, or mature. The borrowing of the FHLB advances, in an effort to lock in rates, was consistent with what has been our general operating philosophy: to avoid interest rate risk exposure.

Our profitability has also been negatively impacted by the comparatively high cost of our FHLB advances, as discussed above, and our relatively low levels of noninterest income. Our strategy has been to cultivate a loyal customer base by providing personalized service, and we have generally competed on the deposit side by offering higher rates and lower fees and on the loan side by underwriting loans that we believe to be high quality, sound credits but that may not, for a variety of reasons, be eligible for re-sale in the secondary mortgage market. A significant amount of our loan originations are "investor loans" on non-owner occupied properties. As of June 30, 2011, $70.7 million of first mortgages;$660,000 of second mortgages; and $3.7 million of construction loans, within our $150.6 million portfolio of one-to-four family mortgage loans were investor loans.

We have generally sought to originate adjustable-rate loans and fixed-rate loans with terms of 20 years or less. We have avoided originating fixed-rate 30-year conventional mortgage loans because of the interest rate risk associated with such loans, and accordingly we generally originate such loans only for resale. The competitive market for loans has made it difficult to do any substantial volume of origination of 30-year fixed rate conventional rate loans for resale, but we have been participating in the Federal Home Loan Bank of Pittsburgh Mortgage Partnership Finance Program (MPF) and we anticipate this will enable us to more profitably compete with the larger institutions that dominate the resale market. We intend also to increase our origination of multi-family and nonresidential mortgage loans and expect to continue to be predominantly a portfolio lender. This year we hired a credit analyst to assist in loan underwriting and we plan to hire additional staff to achieve the growth in loans, including business development officers, lenders, and loan processors. This process has been delayed by the severe recession we have been experiencing and by our tendency not to incur excessive risk in these uncertain times.

We will attempt to grow and improve our profitability by:

- diversifying our loan and deposit activities to increase our commercial business with commercial deposits and commercial real estate loans;
- increasing the origination of multi-family and nonresidential real estate loans;
- building our core banking business through internal growth as well as expanding our branch network;
- developing a sales culture by training and encouraging our branch personnel to promote our existing products and services to our customers; and
- maintaining high asset quality.

Furthermore, noninterest expense in the future will be impacted by our plan to expand our branch network. Construction on a new branch in Levittown was completed last spring and we opened for business in April 2011. We also anticipate additional branch expansion over the next five years. This will lead to higher compensation and benefits expenses going forward as the result of our plans to hire additional personnel and expand the size of our lending department.

Critical Accounting Policies

Our accounting policies are integral to understanding the results reported and our significant policies are described in Note 2 to our consolidated financial statements. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated balance sheets and statements of income for the periods then ended. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the valuation allowance for deferred tax assets and other-than-temporary impairment of securities.

Allowance for Loan Losses. The allowance for loan losses is maintained by management at a level which represents their evaluation of known and inherent losses in the loan portfolio at the consolidated balance sheet date that are both probable and reasonable to estimate. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent losses in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

The allowance consists of specific and general components. The specific component relates to loans that are classified as doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors.

Although specific and general loan loss allowances are established in accordance with management's best estimate, actual losses are dependent upon future events and, as such, further provisions for loan losses may be necessary. For example, our evaluation of the allowance includes consideration of current economic conditions, and a change in economic conditions could reduce the ability of our borrowers to make timely repayments of their loans. This could result in increased delinquencies and increased non-performing loans, and thus a need to make increased provisions to the allowance for loan losses, which would require us to record a charge against income during the period the provision is made, resulting in a reduction of our earnings. A change in economic conditions could also adversely affect the value of the properties collateralizing our real estate loans, resulting in increased charge-offs against the allowance and reduced recoveries of loans previously charged-off, and thus a need to make increased provisions to the allowance for loan losses. Furthermore, a change in the composition of our loan portfolio or growth of our loan portfolio could result in the need for additional provisions.

Deferred Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. We consider the determination of this valuation allowance to be a critical accounting policy because of the need to exercise significant judgment in evaluating the amount and timing of recognition of deferred tax liabilities and assets, including projections of future taxable income. These judgments and estimates are reviewed on a continual basis as regulatory and business factors change. A valuation allowance for deferred tax assets may be required if the amount of taxes recoverable through loss carryback declines, or if we project lower levels of future taxable income. Such a valuation allowance would be established through a charge to income tax expense which would adversely affect our operating results.

Other-than-Temporary Investment Security Impairment. Securities are evaluated periodically to determine whether a decline in their value is other-than-temporary. Management utilizes criteria such as the magnitude and duration of the decline, in addition to the reasons underlying the decline, the intent to sell the security or whether it's more likely than not that the Company would be required to sell the security before its anticipated recovery in market value, to determine whether the loss in value is other-than-temporary. The term "other-than-temporary" is not intended to indicate that the decline is permanent, but indicates that the prospect for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other-than-temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

Comparison of Financial Condition at June 30, 2011 and June 30, 2010

Our total assets increased by $3.0 million to $329.4 million at June 30, 2011 from $326.4 million at June 30, 2010, primarily due to an increase in loans receivable and cash and cash equivalents. There was an $11.5 million and $4.4 million increase in loan portfolio and cash and cash equivalents respectively. The growth in the loan portfolio was mainly due to an increase in home equity and second mortgages and one-to-four family residential loans. Home equity and second mortgages grew by $6.0 million to $30.5 million at June 30, 2011 as compared to $24.5 million at June 30, 2010. There was also an increase of $5.3 million in one-to-four family residential loans to $150.6 million at June 30, 2011 from $145.2 million at June 30, 2010. Construction residential and multi-family also grew by $2.2 million and $1.5 million to $7.7 million and $11.5 million at June 30, 2011 from $5.4 million and $10.1 million at June 30, 2010, respectively. Non-residential loans decreased by $2.8 million to $41.4 million at June 30, 2011 from $44.2 million at June 30, 2010. Cash and cash equivalents grew to $24.0 million at June 30, 2011 as compared to $19.6 million at June 30, 2010. These increases were mostly offset by a $10.7 million and $4.2 million decrease in securities held-to-maturity and available-for-sale. At June 30, 2011, securities held-to-maturity decreased to $37.3 million from $48.0 million at June 30, 2010. The decrease in held-to-maturity securities was mainly due to maturities, calls and paydown of U.S. Government and agency securities. Available for sale securities decreased by $4.2 million to $12.3 million at June 30, 2011 compared to $16.4 million at June 30, 2010. This decrease was mainly due to the sale of three collateralized mortgage obligations securities. Premises and equipment increased by $1.6 million to $3.8 million at June 30, 2011 as compared to $2.2 million at June 30, 2010, due to the $1.4 million construction cost of the new branch site. There were very nominal changes in other categories.

Liabilities virtually stayed the same for both periods ending June 30, 2011 and 2010. Deposits increased by $3.5 million to $184.8 million at June 30, 2011 from $181.3 million at June 30, 2010. Advances from the FHLB decreased by $3.5 million to $85.5 million at June 30, 2011, from $89.0 million at June 30, 2010 offsetting the increase in deposits. Accrued interest payable and other liabilities decreased slightly to $2.7 million at June 30, 2011 from $2.8 million at June 30, 2010 partially offsetting the slight increase in advances from borrowers for taxes and insurance to $2.3 million at June 30, 2011 from $2.1 million at June 30, 2010.

Stockholders' equity grew by $3.0 million to $54.2 million at June 30, 2011, from $51.2 million at June 30, 2010. The increase was primarily the result of the Company's net income of $2.9 million for the year ended June 30, 2011.

Comparison of Operating Results for the Years Ended June 30, 2011 and 2010

General. Net income for the year ended June 30, 2011 was $2.9 million ($0.82 per share) compared to a net income of $3.4 million ($0.95 per share) for the year ended June 30, 2010. The decrease in net income for both periods reflects increases in the provision for loan losses and other expenses offset somewhat by an increase in net interest income, other income and a decrease to tax expense.

Interest Income. Total interest income declined $900,000 for the year ended June 30, 2011 to $15.1 million compared to $16.0 million for the year ended June 30, 2010. The decrease was primarily due to a decrease in interest income from securities. Interest income from securities declined by $800,000 from $2.2 million for the year ended June 30, 2010 to $1.4 million for the year ended June 30, 2011. The average balance of securities went down by $5.0 million to $54.2 million for the year ended June 30,

2011 from $59.2 million for the year ended June 30, 2010. The average yield declined 113 basis points, decreasing the interest income on securities. Interest income from loans receivable for the year ended June 30, 2011 and 2010 remained virtually the same. Even though the average balance of loans receivable increased by $11.4 million, the average yield declined by 31 basis points, resulting in approximately the same interest income for the two periods. The average balance of other interest earning assets decreased slightly to $23.2 million for the year ended June 30, 2011 compared to $23.7 million for the year ended June 30, 2010. The average yield on other interest earning assets declined 11 basis points resulting in a decrease in interest income from other interest earning assets.

Interest Expense. Total interest expense decreased $1.2 million to $5.6 million for the year ended June 30, 2011 as compared to $6.8 million for the year ended June 30, 2010. The decrease resulted from a decrease in interest expense on deposits to $2.4 million for the year ended June 30, 2011 from $3.1 million for the year ended June 30, 2010. The average balance of interest bearing deposits went up to $177.1 million for the year ended June 30, 2011 as compared to $171.3 million for the year ended June 30, 2010. However due to the low interest rate environment; there was a 45 basis point decrease in the average cost of the deposits resulting in a decline in interest expense. The decline in interest expense on deposits was mainly due to certificate of deposits and money market categories. Although the average balance of certificate of deposits increased to $103.6 million at June 30, 2011 from $101.5 million at June 30, 2010, the average cost declined 49 basis points. Money Market deposits grew by $1.1 million to $42.7 million at June 30, 2011 from $41.6 million at June 30, 2010, however the average cost declined 41 basis points. Interest expense on borrowings decreased by $529,000 to $3.2 million for the year ended June 30, 2011 from $3.7 million for the year ended June 30, 2010 due to a 44 basis point decrease in the average cost and also a decrease in the average balance of FHLB to $85.9 million for the year ended June 30, 2011 from $89.6 million for the year ended June 30, 2010. One borrowing with a high interest rate of 6.54% matured, resulting in the decreased average cost of borrowings.

Net Interest Income. Our interest rate spread and net interest margin for the year ended June 30, 2011, were 2.63% and 2.99%, respectively, compared to 2.53% and 2.95%, respectively, for the year ended June 30, 2010. Though the average balance of the interest earning assets increased to $317.0 million for the year ended June 30, 2011 from $311.1 million for the year ended June 30, 2010 the average yield declined 38 basis points. Average interest-bearing liabilities were $262.9 million and $260.9 million for the year ended June 30, 2011 and 2010, respectively. Average cost of interest bearing liabilities decreased 48 basis points, resulting in slight increase in interest rate spread. Net interest margin increased slightly to 2.99% at June 30, 2011 from 2.95% at June 30, 2010.

Provision for Loan Losses. We charge to operations provisions for loan losses at a level required to reflect credit losses in the loan portfolio that are both probable and reasonable to estimate. Management, in determining the allowance for loan losses, considers the losses inherent in the loan portfolio and changes in the nature and volume of our loan activities, along with general economic and real estate market conditions. We utilize a two-tier approach: (1) identification of impaired loans and establishment of specific loss allowances on such loans; and (2) establishment of general valuation allowances on the remainder of our loan portfolio. We establish a specific loan loss allowance for an impaired loan based on delinquency status, size of loan, type of collateral and/or appraisal of the underlying collateral and financial condition of the borrower. We base general loan loss allowances upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions, industry trends and management's judgment.

There were provisions for loan losses of $1.0 million and $379,000 made during the year ended June 30, 2011 and 2010, respectively. The increase in the provision for the 2011 fiscal year reflects an increase in net charge-offs to $865,000 from a net recovery of $86,000 in the prior year. During the 2011 fiscal year, the Bank charged off $741,000 against 10 investor loans to one borrower. The borrowing entities have filed for bankruptcy. The allowance as a percentage of total loans was 1.14% at June 30, 2011 as compared to 1.13% at June 30, 2010. Management believes that the allowance for loan losses is sufficient given the status of the loan portfolio at this time.

Other Income. Other income increased to $675,000 for the year ended June 30, 2011 from $489,000 for the year ended June 30, 2010. This increase was mainly attributable to $338,000 in profit on the sale of private label CMO investments for year ended June 30, 2011. Gain on sale of loans increased to $54,000 for the year ended June 30, 2011 from $36,000 for the year ended June 30, 2010. There were nominal increases in service fees. These increases were partially offset by a decrease in gain on sale of REO, net by $96,000. Traditionally, other income has not been a significant part of our operations as we have not focused on fee generation. We have no current plans to seek additional fee income generation through the offering of complementary services or acquisition of fee-producing subsidiaries such as title insurance or third-party securities sales.

Other Expenses. There was an increase of $552,000 in other expenses for the year ended June 30, 2011 as compared to the year ended June 30, 2010. Salaries and employee benefits increased $332,000 for the year ended June 30, 2011, as a result of normal salary increases, the hiring of additional staff to support our new branch location and the increased cost of maintaining benefits. There was an increase in occupancy and equipment expense of $140,000 for the year ended June 30, 2011, due to the opening of new branch location during the year. Miscellaneous expenses increased by $126,000 to $741,000 at June 30, 2011 from $615,000 at June 30, 2010, due to increase in advertising costs and real estate taxes paid on a borrower in foreclosure. These increases were partially offset by a $47,000 decrease in professional fees.

Provision for Income Taxes. Income tax expenses were $1.4 million and $1.7 million for the year ended June 30, 2011 and 2010, respectively. The Company's effective tax rates for the years ended June 30, 2011 and 2010 was 33.1%.

Average Balance Sheets. The following table sets forth certain information for the years ended June 30, 2011 and 2010. The average yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances for fiscal year 2011 and 2010 are derived from daily average balances.

	For the Year Ended June 30,					
	2011			2010		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
	(Dollars in thousands)					
Interest-earning assets:						
Net loans receivable[(1)]	$ 239,624	$ 13,631	5.69%	$ 228,239	$ 13,704	6.00%
Securities[(2)]	54,194	1,443	2.66	59,165	2,243	3.79
Other interest-earning assets[(3)]	23,210	40	0.17	23,696	67	0.28
Total interest-earning assets	317,028	15,114	4.77	311,100	16,014	5.15
Noninterest-earning assets	5,417			4,688		
Total assets	$ 322,445			$ 315,788		
Interest-bearing liabilities:						
NOW accounts	$ 15,675	31	0.20%	$ 14,447	50	0.35%
Money market accounts	42,726	265	0.62	41,612	427	1.03
Savings and club accounts	15,097	54	0.36	13,790	105	0.76
Certificates of deposit	103,568	2,082	2.01	101,453	2,533	2.50
Total deposits	177,066	2,432	1.37	171,302	3,115	1.82
Federal Home Loan Bank advances	85,865	3,194	3.72	89,583	3,723	4.16
Total interest-bearing liabilities	262,931	5,626	2.14	260,885	6,838	2.62
Noninterest-bearing demand accounts	2,040			1,660		
Noninterest-bearing liabilities	4,495			4,394		
Total liabilities	269,466			266,939		
Stockholders' equity	52,979			48,849		
Total liabilities and stockholders' equity	$ 322,445			$ 315,788		
Net interest income		$ 9,488			$ 9,176	
Interest rate spread[(4)]			2.63%			2.53%
Net interest margin [(5)]			2.99%			2.95%
Ratio of average interest-earning assets to average interest-bearing liabilities	120.57%			119.25%		

(1) Non-accruing loans have been included in loans receivable and the effect of such inclusion was not material. Allowance for loan losses has been included in noninterest-earning assets. Interest income on loans includes net amortized revenues (costs) on loans.

(2) Includes both available for sale and held to maturity securities. For available for sale securities, fair value adjustments have been included in the average balance of noninterest-earning assets.

(3) Includes interest-bearing deposits at other banks, federal funds purchased and Federal Home Loan Bank of Pittsburgh capital stock.

(4) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(5) Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis. The following table reflects the sensitivity of our interest income and interest expense to changes in volume and in prevailing interest rates during the period indicated. The table presents the: (1) changes in volume (change in volume multiplied by old rate); (2) changes in rate (change in rate multiplied by old volume); and (3) the net changes in rate/volume (change in rate multiplied by the change in volume). The net change attributable to the combined impact of volume and rate has been allocated proportionally to the absolute dollar amounts of change in each.

	Year Ended June 30, 2011 vs. 2010 Increase (Decrease) Due to			**Year Ended June 30, 2010 vs. 2009 Increase (Decrease) Due to**		
	Volume	**Rate**	**Net**	**Volume**	**Rate**	**Net**
	(Dollars in thousands)					
Interest and dividend income:						
Loans	$ 659	$ (732)	$ (73)	$ 742	$ (462)	$ 280
Securities	(175)	(625)	(800)	18	(639)	(621)
Other interest-earning assets	(1)	(26)	(27)	73	(270)	(197)
Total interest-earning assets	$ 483	$ (1,383)	$ (900)	$ 833	$ (1,371)	$ (538)
Interest expense:						
NOW accounts	$ 4	$ (23)	$ (19)	$ 9	$ (69)	$ (60)
Money market accounts	11	(173)	(162)	57	(375)	(318)
Savings and club accounts	9	(60)	(51)	7	(74)	(67)
Certificates of deposit	52	(503)	(451)	222	(993)	(771)
Federal Home Loan Bank advances	(149)	(380)	(529)	179	(268)	(89)
Total interest-bearing liabilities	$ (73)	$ (1,139)	$ (1,212)	$ 474	$ (1,779)	$ (1,305)
Change in net interest income	$ 556	$ (244)	$ 312	$ 359	$ 408	$ 767

Management of Interest Rate Risk and Market Risk

Qualitative Analysis. Because the majority of our assets and liabilities are sensitive to changes in interest rates, a significant form of market risk for us is interest rate risk, or changes in interest rates.

We derive our income mainly from the difference or "spread" between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits and borrowings. In general, the larger the spread, the more we earn. When market rates of interest change, the interest we receive on our assets and the interest we pay on our liabilities will fluctuate. This can cause decreases in our spread and can adversely affect our income.

In response to recent negative economic developments, the Federal Open Market Committee initiated a series of interest rate cuts that has reduced the targeted Federal Funds rate from 5.25% in September 2007 to its current range of 0.00% to 0.25%. The most immediate impact of these rate cuts has been a reduction in our cost of funds since our deposits are generally priced off of short-term rates. The rate cuts have also restored a positive yield curve since long-term rates have not adjusted downward to the same degree as short-term rates. This has had a positive impact on our earnings since our liabilities are more rate-sensitive than our assets.

Quantitative Analysis. We monitor our interest rate sensitivity by using models that estimate the change in our net portfolio value ("NPV") over a range of interest rate scenarios. NPV represents the market value of portfolio equity, which is equal to the market value of assets minus the market value of liabilities adjusted for certain off-balance sheet items. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets under that same scenario.

The following tables present William Penn Bank's net portfolio value as of June 30, 2011.

Interest Rate Sensitivity of Net Portfolio Value (NPV)
At June 30, 2011

	Net Portfolio Value (In Thousands)		Net Portfolio Value as % of Present Value of Assets		
Changes in Rates	**$ Amount**	**$ Change**	**% Change**	**Net Portfolio Value Ratio**	**Basis Point Change**
-100 bp	59,067	-332	-1%	16.84%	-21 bp
- 50 bp	58,882	-517	-1%	16.85%	-20 bp
0 bp	59,399	-	-	17.05%	-
+50 bp	59,206	-193	0%	17.11%	+6 bp
+100 bp	59,290	-109	0%	17.22%	+17 bp
+200 bp	57,295	-2,104	-4%	16.91%	-14 bp
+300 bp	53,198	-6,201	-10%	16.04%	-101 bp

Risk Measure for a Given Rate Shock

	June 30, 2011	June 30, 2010
Pre-Shock NPV Ratio		
NPV as % of PVA Assets	17.05%	16.59%
Post Shock NPV Ratio	16.84%	16.18%
Sensitivity Measure		
Decline in NPV Ratio	21 bp	41 bp
TB 13a Level Risk	Minimal	Minimal

Future interest rates or their effect on net portfolio value or net interest income are not predictable. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs, and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in this type of computation. Although certain assets and liabilities may have similar maturity or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rate on certain types of assets and liabilities, such as demand deposits and savings accounts, may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features that limit changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making the calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Notwithstanding the discussion above, the quantitative interest rate analysis presented above indicates that a rapid increase in interest rates would adversely affect our net portfolio value and earnings. A rapid decrease would also have an adverse effect.

Liquidity, Commitments, Capital Resources and Contractual Obligations

The Bank must be capable of meeting its customer obligations at all times. Potential liquidity demands include funding loan commitments, cash withdrawals from deposit accounts and other funding needs as they present themselves. Accordingly, liquidity is measured by our ability to have sufficient cash reserves on hand, at a reasonable cost and/or with minimum losses.

The Asset and Liability Management Committee of the Board of Directors sets limits and controls to guide senior managements' managing of our overall liquidity position and risk. This Committee, along with senior management, is responsible for ensuring that our liquidity needs are being met on both a daily and long term basis.

Our approach to managing day-to-day liquidity is measured through our daily calculation of investable funds and/or borrowing needs to ensure adequate liquidity. In addition, we constantly evaluate our short-term and long-term liquidity risk and strategy based on current market conditions, outside investment and/or borrowing opportunities, short and long-term economic trends, and anticipated short and long-term liquidity requirements. The Bank's loan and deposit rates may be adjusted as another means of managing short and long-term liquidity needs. We do not at present participate in derivatives or other types of hedging instruments to control interest rate risk.

Regulatory Capital Compliance

Consistent with its goals to operate a sound and profitable financial organization, the Bank actively seeks to maintain its status as a well-capitalized institution in accordance with regulatory standards. As of June 30, 2011, the Bank exceeded all applicable regulatory capital requirements and was well capitalized. See Note 14 to the consolidated financial statements for more information about the Bank's regulatory capital compliance.

Off-Balance Sheet Arrangements

We are a party to financial instruments with off-balance-sheet risk in the normal course of our business of investing in loans and securities as well as in the normal course of maintaining and improving William Penn Bank's facilities. These financial instruments include significant purchase commitments, such as commitments related to capital expenditure plans and commitments to purchase investment securities or mortgage-backed securities, and commitments to extend credit to meet the financing needs of our customers. At June 30, 2011, we had no significant off-balance sheet commitments other than commitments to extend credit totaling $4.7 million and unfunded commitments under lines of credit totaling $10.9 million.

A summary of the Company's financial instruments with off-balance sheet risk is as follows: (in thousands)

	June 30,	
	2011	2010
Commitments to extend credit	$ 4,706	$ 5,633
Unfunded commitments under lines of credit	10,850	13,451

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance-sheet instruments. Since a number of commitments typically expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. For additional information regarding the Bank's outstanding lending commitments at June 30, 2011, see Note 12 to the consolidated financial statements.

Contractual obligations

Contractual Obligations	Total Amount	Less Than 1 Year	1-3 Years	4-5 Years	Over 5 Years
			(In thousands)		
Total time deposits	$ 107,052	$ 71,343	$ 18,617	$ 14,259	$ 2,833
Total borrowings	85,500	5,000	15,000	10,000	55,500
Total obligations	$ 192,552	$ 76,343	$ 33,617	$ 24,259	$ 58,333

In addition, as part of the reorganization and stock offering, the ESOP trust borrowed funds from William Penn Bancorp, Inc., and used those funds to purchase a number of shares equal to 8% of the common stock issued in the offering.

Recent Accounting Pronouncements

In July 2010, FASB issued ASU No. 2010-20, *Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.* ASU 2010-20 is intended to provide additional information to assist financial statement users in assessing an entity's credit risk exposures and evaluating the adequacy of its allowance for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The amendments in ASU 2010-20 encourage, but do not require, comparative disclosures for earlier reporting periods that ended before initial adoption. However, an entity should provide comparative disclosures for those reporting periods ending after initial adoption. "The Company has presented the necessary disclosures in Note 6 herein."

In April 2011, the FASB issued ASU 2011-02, *Receivables (Topic 310): A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring.* The amendments in this Update provide additional guidance or clarification to help creditors in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. The amendments in this Update are effective for the first interim or annual reporting period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning annual period of adoption. As a result of applying these amendments, an entity may identify receivables that are newly considered impaired. For purposes of measuring impairment of those receivables, an entity should apply the amendments prospectively for the first interim or annual period beginning on or after June 15, 2011. This ASU is not expected to have a significant impact on the Company's financial statements.

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* The amendments in this Update result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. Consequently, the amendments change the wording used to describe many of the requirements in U.S.

GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments in this Update are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. For nonpublic entities, the amendments are effective for annual periods beginning after December 15, 2011. Early application by public entities is not permitted. This ASU is not expected to have a significant impact on the Company's financial statements.

In June 2011, the FASB issued ASU 2011-05, *Presentation of Comprehensive Income*. The amendments in this Update improve the comparability, clarity, consistency, and transparency of financial reporting and increase the prominence of items reported in other comprehensive income. To increase the prominence of items reported in other comprehensive income and to facilitate convergence of U.S. GAAP and IFRS, the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity was eliminated. The amendments require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. All entities that report items of comprehensive income, in any period presented, will be affected by the changes in this Update. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. The amendments in this Update should be applied retrospectively, and early adoption is permitted. The Company is currently evaluating the impact the adoption of the standard will have on the Company's financial position or results of operations.

Impact of Inflation

The financial statements included in this document have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Our primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities of our assets and liabilities are critical to the maintenance of acceptable performance levels.

The principal effect of inflation on earnings, as distinct from levels of interest rates, is in the area of noninterest expense. Expense items such as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that we have made. We are unable to determine the extent, if any, to which properties securing our loans have appreciated in dollar value due to inflation.

This Page Intentionally Left Blank

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U. S. generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the board of directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions or because of declines in the degree of compliance with the policies or procedures.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2011. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework.

As of June 30, 2011, based on management's assessment, the Company's internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.



Terry L. Sager
Chief Executive Officer

Date: October 12, 2011



Charles Corcoran
Chief Financial Officer

Date: October 12, 2011


SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
William Penn Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of William Penn Bancorp, Inc. and subsidiary as of June 30, 2011 and 2010, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of William Penn Bancorp, Inc. and subsidiary as of June 30, 2011 and 2010, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

S.R. Snodgrass, A.C.

Wexford, Pennsylvania
October 11, 2011

S.R. Snodgrass, A.C. * 2100 Corporate Drive, Suite 400 * Wexford, Pennsylvania 15090-8399 * Phone: (724) 934-0344 * Facsimile: (724) 934-0345

Consolidated Balance Sheets
(Dollars in thousands, except share and per share data)

	June 30, 2011	June 30, 2010
ASSETS		
Cash and due from banks	$ 905	$ 725
Interest bearing deposits with other banks	23,096	18,903
Total cash and cash equivalents	24,001	19,628
Interest bearing time deposits	982	779
Securities available for sale	12,289	16,447
Securities held to maturity, fair value of $37,693 and $48,689	37,322	48,014
Loans receivable, net of allowance for loan losses of $2,790 and $2,645, respectively	241,868	230,367
Premises and equipment, net	3,804	2,208
Federal Home Loan Bank stock, at cost	4,625	4,974
Deferred income taxes	1,825	1,696
Other real estate owned	449	233
Accrued interest receivable and other assets	2,238	2,023
TOTAL ASSETS	$ 329,403	$ 326,369
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits:		
Non-interest bearing	$ 2,194	$ 2,341
Interest bearing	182,557	178,940
Total deposits	184,751	181,281
Advances from Federal Home Loan Bank	85,500	89,000
Advances from borrowers for taxes and insurance	2,329	2,107
Accrued interest payable and other liabilities	2,653	2,774
TOTAL LIABILITIES	275,233	275,162
Commitments and contingencies	-	-
STOCKHOLDERS' EQUITY		
Preferred stock, no par value,1,000,000 shares authorized; no shares issued	-	-
Common Stock,$.10 par value, 49,000,000 shares authorized; 3,641,018 shares issued and outstanding	364	364
Additional paid-in capital	9,845	9,811
Unallocated common stock held by the Employee Stock Ownership Plan ("ESOP")	(568)	(655)
Retained earnings	43,820	40,891
Accumulated other comprehensive income	709	796
TOTAL STOCKHOLDERS' EQUITY	54,170	51,207
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 329,403	$ 326,369

See accompanying notes to the audited consolidated financial statements

William Penn Bancorp, Inc

Consolidated Statements of Income

(Dollars in thousands, except share and per share data)

	Year ended June 30, 2011	Year ended June 30, 2010
INTEREST INCOME		
Loans receivable, including fees	$ 13,631	$ 13,704
Taxable securities	1,432	2,232
Exempt from federal income tax	11	11
Other	40	67
Total Interest Income	15,114	16,014
INTEREST EXPENSE		
Deposits	2,432	3,115
Borrowings	3,194	3,723
Total Interest Expense	5,626	6,838
Net Interest Income	9,488	9,176
Provision For Loan Losses	1,010	379
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	8,478	8,797
OTHER INCOME		
Service fees	144	127
Realized gains on securities	338	78
Realized gains on sale of OREO, net	-	96
Gain on sale of loans, net	54	36
Other	139	152
Total Other Income	675	489
OTHER EXPENSES		
Salaries and employee benefits	2,781	2,449
Occupancy and equipment	820	680
Professional fees	218	265
FDIC premium	216	215
Other	741	615
Total Other Expenses	4,776	4,224
Income Before Income Taxes	4,377	5,062
Income Tax Expenses	1,448	1,676
NET INCOME	$ 2,929	$ 3,386
Basic and diluted earnings per share (Note 3)	$ 0.82	$ 0.95

See accompanying notes to the audited consolidated financial statements

Consolidated Statements of Changes in Stockholders' Equity
(Dollar amounts in thousands, except share and per share data)

	Common Stock		Additional	Unallocated	Retained	Accumulated Other	Total	
	Number of Shares	Amount	Paid-in capital	Common Stock Held by the ESOP	Earnings	Comprehensive Income	Stockholders' Equity	Comprehensive Income
Balance- June 30, 2009	**3,641,018**	**$ 364**	**$ 9,781**	**$ (743)**	**$ 37,505**	**$ -**	**$ 46,907**	
Net income					3,386		3,386	$ 3,386
Unrealized holding gains on available-for-sale securities, net of taxes of $410						796	796	796
Comprehensive Income								$ 4,182
Allocation of ESOP Stock (8,738 shares)			30	88			118	
Balance- June 30, 2010	**3,641,018**	**364**	**9,811**	**(655)**	**40,891**	**796**	**51,207**	
Net income					2,929		2,929	$ 2,929
Unrealized holding losses on available-for-sale securities, net of tax benefit of $45						(87)	(87)	(87)
Comprehensive Income								$ 2,842
Allocation of ESOP Stock (8,738 shares)			34	87			121	
Balance- June 30, 2011	**3,641,018**	**$ 364**	**$ 9,845**	**$ (568)**	**$ 43,820**	**$ 709**	**$ 54,170**	

See accompanying notes to the audited consolidated financial statements

Consolidated Statements of Cash Flows
(Dollars in thousands)

	Year ended June 30, 2011	2010
Cash Flows from Operating Activities		
Net income	$ 2,929	$ 3,386
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	1,010	379
Provision for depreciation	215	184
Net amortization of securities premiums and discounts	116	318
Compensation expense on ESOP	121	118
Deferred income taxes	(84)	(54)
Origination of loans for sale	(3,335)	(3,184)
Proceeds from sale of loans	3,389	3,220
Gain on sale of loans	(54)	(36)
Prepaid FDIC expenses	216	215
Realized gains on securities, net	(338)	(78)
Realized gains on sale of OREO, net	-	(96)
Increase in accrued interest receivable and other assets	(430)	(564)
Decrease in accrued interest payable and other liabilities	(121)	(304)
Net Cash Provided by Operating Activities	3,634	3,504
Cash Flows from Investing Activities		
Securities available for sale:		
Purchases	(2,312)	(6,876)
Maturities, calls and principal paydowns	4,420	4,231
Proceeds from sale of securities	2,282	638
Securities held to maturity:		
Purchases	(44,456)	(46,467)
Maturities, calls and principal paydowns	55,005	44,005
Net increase in loans receivable	(12,959)	(418)
Purchase of loans	-	(10,600)
Interest bearing time deposits:		
Purchases	(500)	(809)
Maturities & principal paydowns	297	2,554
Federal Home Loan Bank Stock:		
Purchases	-	(42)
Redemption	349	-
Proceeds from sale of REO	232	353
Purchases of premises and equipment	(1,811)	(439)
Net Cash Provided by (Used for) Investing Activities	547	(13,870)
Cash Flows from Financing Activities		
Net increase in deposits	3,470	14,189
Proceeds from advances from Federal Home Loan Bank	-	19,500
Repayment of advances from Federal Home Loan Bank	(3,500)	(19,500)
Increase (decrease) in advances from borrowers for taxes and insurance	222	(50)
Net Cash Provided by Financing Activities	192	14,139
Net Increase in Cash and Cash Equivalents	4,373	3,773
Cash and Cash Equivalents-Beginning	19,628	15,855
Cash and Cash Equivalents-Ending	$ 24,001	$ 19,628
Supplementary Cash Flows Information		
Interest paid	$ 5,684	$ 6,858
Income taxes paid	$ 2,075	$ 1,525
Transfers from loans to real estate owned	$ 448	$ -

See accompanying notes to the unaudited consolidated financial statements.

Notes to the Consolidated Financial Statements

Note 1-Nature of Operations and Basis of Presentation

The consolidated financial statements include the accounts of William Penn Bancorp, Inc. (the "Company"), and its wholly owned subsidiary, William Penn Bank, FSB (the "Bank"), and the Bank's wholly owned subsidiary, WPSLA Investment Corporation. The primary purpose of the Company is to act as the holding company for the Bank. The Company is subject to regulation and supervision by the Board of Governors of the Federal Reserve Systems as successor to the Office of Thrift Supervision (the "OTS") under the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act). William Penn Bank, FSB (the Bank) is a federally chartered stock savings bank. The Bank's primary business consists of the taking of deposits and granting of mortgage loans to the customers generally in the Bucks County, Pennsylvania area. The Bank is supervised and regulated by the Office of the Comptroller of Currency (the "OCC") as successor to the OTS under the Dodd-Frank Act. The investment in subsidiary on the parent company's financial statements is carried at the parent company's equity in the underlying net assets.

WPSLA Investment Corporation was incorporated under Delaware law in 2000 to hold investment securities for the Bank. At June 30, 2011, this subsidiary held $25.7 million of the Bank's $49.6 million securities portfolio.

All intercompany transactions and balances have been eliminated in consolidation.

Note 2- Summary of Significant Accounting Policies

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates relate to the determination of the allowance for loan losses, deferred income taxes and the evaluation of other-than-temporary impairment of investment securities.

Presentation of Cash Flows
For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and interest-bearing demand deposits.

Securities
Securities classified as held to maturity are those debt securities the Company has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for the amortization of premium and accretion of discount, computed by the interest method over the terms of the securities.

Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movement in interest rates, changes in maturity mix of the Company's assets and liabilities, liquidity needs,

Note 2- Summary of Significant Accounting Policies (Continued)

Securities (Continued)

regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains and losses are reported in other comprehensive income, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using the interest method over the term of the securities.

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent to sell the security or whether it's more likely than not that the Company would be required to sell the security before its anticipated recovery in market value. Management determines the appropriate classification of debt securities at the time of purchase.

The Company is a member of the Federal Home Loan Bank of Pittsburgh (FHLB) and as such, is required to maintain a minimum investment in stock of the FHLB that varies with the level of advances outstanding with the FHLB. The stock is bought from and sold to the FHLB based upon its $100 par value. The stock does not have a readily determinable fair value and as such is classified as restricted stock, carried at cost and evaluated for by management. The stock's value is determined by the ultimate recoverability of the par value rather than by recognizing temporary declines. The determination of whether the par value will ultimately be recovered is influenced by criteria such as the following: (a) The significance of the decline in net assets of the FHLB as compared to the capital stock amount and the length of time this situation has persisted (b) Commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance (c) The impact of legislative and regulatory changes on the customer base of the FHLB and (d) The liquidity position of the FHLB.

The FHLB of Pittsburgh has incurred losses in the prior two years and has suspended the payment of dividends. The losses are primarily attributable to impairment of investment securities associated with the extreme economic conditions in place over the last two years. Management evaluated the stock and concluded that the stock was not impaired for the periods presented herein. More consideration was given to the long-term prospects for the FHLB as opposed to the recent stress caused by the extreme economic conditions the world is facing. Management also considered that the FHLB's regulatory capital ratios have increased from the prior year, liquidity appears adequate, and new shares of FHLB Stock continue to exchange hands at the $100 par value.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees and costs. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Company is generally amortizing these amounts over the contractual life of the loan.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may

Note 2- Summary of Significant Accounting Policies (Continued)

Loans Receivable (Continued)

remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

Management establishes the allowance for loan losses based upon its evaluation of the pertinent factors underlying the types and quality of loans in the portfolio. Commercial loans and commercial real estate loans are reviewed on a regular basis with a focus on larger loans along with loans which have experienced past payment or financial deficiencies. Larger commercial loans and commercial real estate loans which are 60 days or more past due are selected for impairment testing in accordance with Generally Accepted Accounting Principles (GAAP). These loans are analyzed to determine if they are "impaired", which means that it is probable that all amounts will not be collected according to the contractual terms of the loan agreement. All loans that are delinquent 90 days and are placed on nonaccrual status are classified on an individual basis. Residential loans 60 days past due, which are still accruing interest are sometimes classified as substandard as per the Company's asset classification policy. The remaining loans are evaluated and classified as groups of loans with similar risk characteristics.

The Company allocates allowances based on the factors described below, which conform to the Company's asset classification policy. In reviewing risk within the Bank's loan portfolio, management has determined there to be several different risk categories within the loan portfolio. The allowance for loan losses consists of amounts applicable to: (i) the residential construction portfolio; (ii) the commercial construction portfolio; (iii) the 1-4 family residential real estate portfolio (iv) the commercial non-residential real estate portfolio; (vi) the multi-family loan portfolio (vii) the home equity and second mortgage portfolio (viii) the land loans portfolio (ix) the consumer loan portfolio (x) the commercial loan portfolio. Factors considered in this process included general loan terms, collateral, and availability of historical data to support the analysis. Historical loss percentages for each risk category are calculated and used as the basis for calculating allowance allocations. Certain qualitative factors are then added to the historical allocation percentage to get the adjusted factor to be applied to non classified loans. The following qualitative factors are analyzed:

- Levels of and trends in delinquencies and nonaccruals
- Trends in volume and terms
- Changes in lending policies and procedures
- Economic trends
- Concentrations of credit
- Experience depth and ability of management

The Company also maintains an unallocated allowance to account for any factors or conditions that may cause a potential loss but are not specifically addressed in the process described above.

Note 2- Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses (Continued)

The Company analyzes its loan portfolio each quarter to determine the appropriateness of its allowance for loan losses.

Impaired loans are commercial and commercial real estate loans for which it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectability, while not classifying the loan as impaired if the loan is not a commercial or commercial real estate loan. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of impaired loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

Mortgage loans on one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all of the circumstances surrounding the loan and the borrower including the length of the delay, the borrower's prior payment record and the amount of shortfall in relation to the principal and interest owed.

Loan Charge-off Policies

Consumer loans are generally fully or partially charged down to the fair value of collateral securing the asset when the loan is 180 days past due for open-end loans or 90 days past due for closed-end loans unless the loan is well secured and in the process of collection. All other loans are generally charged down to the net realizable value when the loan is 90 days past due.

Troubled Debt Restructurings

In situations where, for economic or legal reasons related to a borrower's financial difficulties, management may grant a concession for other than an insignificant period of time to the borrower that would not otherwise be considered, the related loan is classified as a troubled debt restructuring (TDR). Management strives to identify borrowers in financial difficulty early and work with them to modify to more affordable terms before their loan reaches nonaccrual status. These modified terms may include rate reductions, principal forgiveness, payment forbearance and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. In cases where borrowers are granted new terms that provide for a reduction of either interest or principal, management measures any impairment on the restructuring as noted above for impaired loans. In addition to the allowance for the pooled portfolios, management has developed a separate allowance for loans that are identified as impaired through a TDR. These loans are excluded from pooled loss forecasts and a separate reserve is provided under the accounting guidance for loan impairment. Consumer loans whose terms have been modified in a TDR are also individually analyzed for estimated impairment.

Note 2- Summary of Significant Accounting Policies (Continued)

Transfers of Financial Assets
Transfers of financial assets, including loan and loan participation sales, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets, through an agreement to repurchase them before their maturity.

Premises and Equipment
Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the following estimated useful lives of the related assets:

	Years
Office buildings and improvements	5 – 33
Furniture, fixtures, and equipment	5 – 10
Automobiles	4

Advertising Costs
The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense for the years ended June 30, 2011 and 2010 was $156,000 and $44,000, respectively.

Income Taxes
Deferred taxes are provided on the liability method, whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Off-Balance Sheet Financial Instruments
In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the consolidated balance sheets when they are funded.

Comprehensive Income
GAAP generally requires that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the stockholder's equity section of the consolidated balance sheets, such items, along with the net income, are components of comprehensive income.

Note 2- Summary of Significant Accounting Policies (Continued)

The components of other comprehensive income and related tax effects are as follows (in thousands):

	Year ended June 30, 2011	Year ended June 30, 2010
Unrealized holding gains on available for sale securities	$ 1,412	$ 1,284
Reclassification adjustment for gains included in net income	(338)	(78)
Net Unrealized Gains	1,074	1,206
Income tax effect	365	410
Net of Tax Amount	$ 709	$ 796

Segment Report

The Company acts as an independent community financial services provider, and offers traditional banking and related financial services to individual, business, and government customers. Through its branch and automated teller machine network, the Bank offers a full array of commercial and retail financial services, including the taking of time, savings and demand deposits; the making of commercial, consumer, and mortgage loans; and the providing of other financial services. Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial and retail operations of the Bank. As such, discrete financial information is not available and segment reporting would not be meaningful.

New Accounting Standards

In July 2010, FASB issued ASU No. 2010-20, *Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.* ASU 2010-20 is intended to provide additional information to assist financial statement users in assessing an entity's credit risk exposures and evaluating the adequacy of its allowance for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The amendments in ASU 2010-20 encourage, but do not require, comparative disclosures for earlier reporting periods that ended before initial adoption. However, an entity should provide comparative disclosures for those reporting periods ending after initial adoption. "The Company has presented the necessary disclosures in Note 6 herein."

In April 2011, the FASB issued ASU 2011-02, *Receivables (Topic 310): A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring.* The amendments in this Update provide additional guidance or clarification to help creditors in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. The amendments in this Update are effective for the first interim or annual reporting period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning annual period of adoption. As a result of applying these amendments, an entity may identify receivables that are newly considered impaired. For purposes of measuring impairment of those receivables, an entity should apply the amendments prospectively for the first interim or annual period beginning

Note 2- Summary of Significant Accounting Policies (Continued)

New Accounting standards (Continued)

on or after June 15, 2011. This ASU is not expected to have a significant impact on the Company's financial statements.

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* The amendments in this Update result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments in this Update are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. For nonpublic entities, the amendments are effective for annual periods beginning after December 15, 2011. Early application by public entities is not permitted. This ASU is not expected to have a significant impact on the Company's financial statements.

In June 2011, the FASB issued ASU 2011-05, *Presentation of Comprehensive Income.* The amendments in this Update improve the comparability, clarity, consistency, and transparency of financial reporting and increase the prominence of items reported in other comprehensive income. To increase the prominence of items reported in other comprehensive income and to facilitate convergence of U.S. GAAP and IFRS, the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity was eliminated. The amendments require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. All entities that report items of comprehensive income, in any period presented, will be affected by the changes in this Update. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. The amendments in this Update should be applied retrospectively, and early adoption is permitted. The Company is currently evaluating the impact the adoption of the standard will have on the Company's financial position or results of operations.

Note 3 - Earnings Per Share

There are no convertible securities which would affect the numerator in calculating basic and diluted earnings per share; therefore, the net income of $2,929,000 and $3,386,000 for the year ended June 30, 2011 and 2010 respectively, will be used as the numerator.

Note 3 - Earnings Per Share (continued)

The following table sets for the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation.

	Year ended June 30,	
	2011	2010
Weighted-average common shares outstanding	3,641,018	3,641,018
Average unearned ESOP shares	(60,847)	(69,585)
Weighted-average common shares and common stock equivalents used to calculate basic and diluted earnings per share	3,580,171	3,571,433
Net Income	$ 2,929,000	$ 3,386,000
Basic and diluted earnings per share	$ 0.82	$ 0.95

Note 4 – Investment in Interest-Bearing Time Deposits

The interest-bearing time deposits by contractual maturity are shown below (in thousands):

	June 30,	
	2011	2010
Due in one year or less	$ 489	$ 530
Due after one year through five years	493	249
	$ 982	$ 779

Note 5 – Securities

The amortized cost and approximate fair value of securities are summarized as follows (in thousands):

	June 30, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available For Sale:				
Mutual funds	$ 16	$ -	$ -	$ 16
Private label collateralized mortgage obligations	11,198	1,106	(31)	12,273
Total available for sale	$ 11,214	$ 1,106	$ (31)	$ 12,289
Held to Maturity:				
U.S. Government corporations and agencies securities	$ 29,854	$ 175	$ (37)	$ 29,992
U.S. agency mortgage-backed securities	3,989	169	-	4,158
U.S. agency collateralized mortgage obligations	2,980	57	-	3,037
Municipal bonds	299	9	-	308
Corporate bonds	200	1	(3)	198
Total held to maturity	$ 37,322	$ 411	$ (40)	$ 37,693

	June 30, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available For Sale:				
Mutual funds	$ 13	$ -	$ -	$ 13
Private label collateralized mortgage obligations	15,228	1,263	(57)	16,434
Total available for sale	$ 15,241	$ 1,263	$ (57)	$ 16,447
Held to Maturity:				
U.S. Government corporations and agencies securities	$ 37,971	$ 387	$ (3)	$ 38,355
U.S. agency mortgage-backed securities	4,977	210	-	5,187
U.S. agency collateralized mortgage obligations	4,767	75	-	4,842
Municipal bonds	299	6	-	305
Total held to maturity	$ 48,014	$ 678	$ (3)	$ 48,689

The amortized cost and fair value of securities, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the securities may be called or prepaid with or without penalties (in thousands).

	June 30, 2011			
	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ -	$ -	$ -	$ -
Due after one year through five years	-	-	8,500	8,492
Due after five years through ten years	-	-	9,548	9,623
Due after ten years	-	-	12,305	12,383
Mortgage-backed securities	-	-	3,989	4,158
Collateralized mortgage obligations				
Private label	11,198	12,273	-	-
U.S. agency	-	-	2,980	3,037
	$ 11,198	$ 12,273	$ 37,322	$ 37,693

Note 5 – Securities (Continued)

The Company recognized proceeds from sale of investment securities classified as available for sale of $2,282,000 and $638,000, and related gross gains of 338,000 and $71,000 as of June 30, 2011 and 2010, respectively. The Company also recognized proceeds from called investments classified as held to maturity and related gross gains of $112,000 and $7,000, respectively for the year ended June 30, 2010.

The following table shows the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position (in thousands):

	June 30, 2011					
	Less than 12 Months		12 Months or More		Total	Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available For Sale:						
Private labeled collateralized mortgage obligations	$ 1,340	$ (31)	$ -	$ -	$ 1,340	$ (31)
	1,340	(31)	-	-	1,340	(31)
Held to Maturity:						
U.S. Government corporations and agencies securities	6,870	(37)	-	-	6,870	(37)
Corporate bonds and Municipal bonds	198	(3)			198	(3)
	7,068	(40)	-	-	7,068	(40)
Total Temporarily Impaired securities	$ 8,408	$ (71)	$ -	$ -	$ 8,408	$ (71)

	June 30, 2010					
	Less than 12 Months		12 Months or More		Total	Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available For Sale:						
Private labeled collateralized mortgage obligations	$ 1,517	$ (37)	$ 552	$ (20)	$ 2,069	$ (57)
	1,517	(37)	552	(20)	2,069	(57)
Held to Maturity:						
U.S. Government corporations and agencies securities	3,997	(3)	-	-	3,997	(3)
	3,997	(3)	-	-	3,997	(3)
Total Temporarily Impaired securities	$ 5,514	$ (40)	$ 552	$ (20)	$ 6,066	$ (60)

The Company evaluates its investment securities holdings for other-than-temporary impairment ("OTTI") on at least a quarterly basis. As part of this process, management considers its intent to sell each debt security and whether it is more likely than not the Company will be required to sell the security before its anticipated recovery. If either of these conditions is met, OTTI is recognized in earnings equal to the entire difference between the security's amortized cost basis and its fair value at the balance sheet date. For securities that meet neither of these conditions, management performs analysis to determine whether any of these securities are at risk for OTTI. To determine which individual securities are at risk for OTTI and should be quantitatively evaluated utilizing a detailed analysis, management uses indicators which consider various characteristics of each security including, but not limited to, the following: the credit rating; the duration and level of the unrealized loss; prepayment assumptions; and certain other collateral-

Note 5 – Securities (Continued)

related characteristics such as delinquency rates, the security's performance, and the severity of expected collateral losses.

There are 11 securities that are in loss position at June 30, 2011, 3 investments in private-label collateralized mortgage obligations, 6 investments in U.S. Government corporations and agencies securities and 2 investments in corporate and municipal bonds. Based on its analysis, management has concluded that the securities portfolio has experienced unrealized losses and a decrease in fair value due to interest rate volatility, illiquidity in the marketplace, and credit deterioration in the U.S. mortgage markets. However, the decline is considered temporary, and the Company does not intend to sell these securities nor is it more likely than not the Company would be required to sell the security before its anticipated recovery.

Note 6 – Loans Receivable

The composition of net loans receivable is as follows (in thousands):

	June 30, 2011		June 30, 2010	
	Amount	Percent	Amount	Percent
Residential real estate:				
1-4 family	$ 150,575	60.19 %	$ 145,231	61.25 %
Home equity and second mortgages	30,493	12.19	24,511	10.34
Construction -residential	7,675	3.07	5,426	2.29
Commercial real estate:				
Multi-family (five or more)	11,542	4.61	10,068	4.25
Commercial non-residential	41,408	16.55	44,209	18.65
Land	5,047	2.02	4,600	1.94
Construction -commercial	498	0.20	154	0.06
Commercial	1,841	0.74	2,233	0.94
Consumer Loans	1,070	0.43	668	0.28
Total Loans	250,149	100.00 %	237,100	100.00 %
Loans in process	(4,632)		(3,357)	
Unearned loan origination fees	(859)		(731)	
Allowance for loan losses	(2,790)		(2,645)	
Net Loans	$ 241,868		$ 230,367	

At June 30, 2011 and 2010, the Company had approximately $75.1 million and $69.4 million of loans on non-owner-occupied one-to-four-family residences ("investor loans"), representing approximately 28.6% and 29.3% of total loans. This $75.1 million of one- to four-family investor loans at June 30, 2011 includes $70.7 million of first mortgages; $660,000 of second mortgages; and $3.7 million of construction loans. The $69.4 million of one- to four-family investor loans at June 30, 2010 includes $65.4 million of first mortgages; $725,000 of second mortgages; and $3.3 million of construction loans.

Note 6 – Loans Receivable (continued)

The following is a summary of the allowance for loan losses (in thousands):

	Year ended June 30, 2011	Year ended June 30, 2010
Balance, beginning	$ 2,645	$ 2,180
Provision for loan losses	1,010	379
Charge-offs	(865)	(24)
Recoveries	-	110
Balance, ending	$ 2,790	$ 2,645

The following is a summary of information pertaining to impaired loans (in thousands):

	Year Ended June 30, 2011	Year Ended June 30, 2010
Impaired loans without a valuation allowance	$ 10,541	$ 3,824
Impaired loans with a valuation allowance	139	3,977
Total impaired loans	$ 10,680	$ 7,801
Valuation allowance related to impaired loans	$ 50	$ 983

Note 6 – Loans Receivable (continued)

Allocation of Allowance for Loan Losses. The total allowance reflects management's estimate of loan losses inherent in the loan portfolio at the balance sheet date. The Company considers the allowance for loan losses of $2.8 million adequate to cover loan losses inherent in the loan portfolio, at June 30, 2011. The following table presents by portfolio segment, the changes in the allowance for loan losses and the recorded investment in loans for the year ended June 30, 2011:

	June 30, 2011				
(Dollar amounts in thousands)	Residential Real Estate	Commercial Real Estate	Commercial	Consumer	Total
Allowance for credit losses:					
Beginning balance	$ 1,787	$ 801	$ 53	$ 4	$ 2,645
Charge-offs	761	104	-	-	865
Recoveries	-	-	-	-	-
Provision	892	118	-		1,010
Ending Balance	$ 1,918	$ 815	$ 53	$ 4	$ 2,790
Ending balance: individually evaluated for impairment	$ 50	$ -	$ -	$ -	$ 50
Ending balance: collectively evaluated for impairment	$ 1,868	$ 815	$ 53	$ 4	$ 2,740
Loan receivable:					
Ending Balance	$ 188,743	$ 58,495	$ 1,841	$ 1,070	$ 250,149
Ending balance: individually evaluated for impairment	$ 1,451	$ 9,229	$ -	$ -	$ 10,680
Ending balance: collectively evaluated for impairment	$ 187,292	$ 49,266	$ 1,841	$ 1,070	$ 239,469

Credit Quality Information

The following table represents credit exposures by internally assigned grades for the year ended June 30, 2011, respectively. The grading analysis estimates the capability of the borrower to repay the contractual obligations of the loan agreements as scheduled or at all. The Company's internal credit risk grading system is based on experiences with similarly graded loans.

The Company's internally assigned grades are as follows:

Pass – loans which are protected by the current net worth and paying capacity of the obligor or by the value of the underlying collateral.

Special Mention – loans where a potential weakness or risk exists, which could cause a more serious problem if not corrected.

Substandard – loans that have a well-defined weakness based on objective evidence and are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

Doubtful – loans classified as doubtful have all the weaknesses inherent in a substandard asset. In addition, these weaknesses make collection or liquidation in full highly questionable and improbable, based on existing circumstances.

Note 6 – Loans Receivable (continued)

Loss – loans classified as a loss are considered uncollectible, or of such value that continuance as an asset is not warranted.

June 30, 2011						
	Commercial Real Estate					
(Dollar amounts in thousands)	Multi-family	Non-residential	Land	Construction	Commercial	Total
Pass	$ 6,690	$ 40,032	$ 2,046	$ 498	$ 1,841	$ 51,107
Special Mention	-	-	3,001	-	-	3,001
Substandard	4,852	1,376	-	-	-	6,228
Doubtful	-	-	-	-	-	-
Loss	-	-	-	-	-	-
Ending Balance	$ 11,542	$ 41,408	$ 5,047	$ 498	$ 1,841	$ 60,336

The following table represents loans in which a formal risk rating system is not utilized, but loans are segregated between performing and non-performing based on delinquency status:

	Residential Real Estate				
	1-4 family	Home equity & Second Mtgs	Construction	Consumer	Total
Performing	$ 148,247	$ 30,493	$ 7,675	$ 1,070	$ 187,485
Non-performing	2,328	-	-	-	2,328
	$ 150,575	$ 30,493	$ 7,675	$ 1,070	$ 189,813

Age Analysis of Past Due Financing Receivables by Class

Following is a table which includes an aging analysis of the recorded investment of past due loans as of June 30, 2011.

Age Analysis of Past Due Loans
As of June 30, 2011

(Dollar amounts in thousands)	30-59 Days Past Due	60-89 Days Past Due	90 Days Or Greater	Total Past Due	Current	Total Loans Receivable	Recorded Investment Loans on Non-Accrual	Recorded Investment > 90 Days and Accruing
Residential real estate:								
1-4 Family	$ 1,474	$ 731	$ 2,172	$ 4,377	$ 146,198	$ 150,575	$ 2,172	$ -
Home equity	-	-	156	$ 156	30,337	30,493	156	-
Construction - residential	24	-	-	24	7,651	7,675	-	-
Commercial real estate:								
Multi Family Residential	903	144	-	1,047	10,495	11,542	-	-
Commercial non-residential	-	-	456	456	40,952	41,408	456	-
Land	-	-	3,001	3,001	2,046	5,047	-	3,001
Commercial Construction	-	-	-	-	498	498	-	-
Commercial	-	-	-	-	1,841	1,841	-	-
Consumer	-	-	-	-	1,070	1,070	-	-
Total	$ 2,401	$ 875	$ 5,785	$ 9,061	$ 241,088	$ 250,149	$ 2,784	$ 3,001

Impaired Loans

Management evaluates all commercial real estate and commercial loans delinquent 90 days or more for potential impairment. Loans are considered to be impaired when, based on current information and events, it is probable that the Company will be unable to

Note 6 – Loans Receivable (continued)

collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Once the determination is made that a loan is impaired, the determination of whether a specific allocation of the allowance for loan losses is necessary is generally measured by comparing the recorded investment in the loan to the fair value of the loan using one of the following three methods: (a) the present value of the expected future cash flows discounted at the loan's effective interest rate; (b) the loan's observable market price; or (c) the fair value of the collateral less selling costs. Management primarily utilizes the fair value of collateral method as a practically expedient alternative.

The following table includes the recorded investment and unpaid principal balances for impaired financing receivables with the associated allowance amount, if applicable.

June 30, 2011				
(Dollar amounts in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment
With no related allowance recorded:				
1-4 Family	$ -	$ -	$ -	$ -
Residential construction	1,312	1,312	-	1,312
Multi-family	4,852	4,852	-	4,875
Commercial non-residential	1,376	1,376	-	1,396
Land	3,001	3,001	-	3,001
With an allowance recorded:				
1-4 Family	$ 115	$ 115	$ 30	$ 115
Residential construction	24	24	20	24
Multi-family	-	-	-	-
Commercial non-residential	-	-	-	-
Land	-	-	-	-
Total:				
1-4 Family	$ 115	$ 115	$ 30	$ 115
Residential construction	1,336	1,336	20	1,336
Multi-family	4,852	4,852	-	4,875
Commercial non-residential	1,376	1,376	-	1,396
Land	3,001	3,001	-	3,001

Mortgage loans serviced for others are not included in the accompanying Consolidated Balance Sheets. The total amount of loans serviced for the benefit of others was approximately $9,959,000 and $7,462,000 at June 30, 2011 and 2010, respectively. Custodial escrow balances maintained in connection with the foregoing loan servicing are included in advances from borrowers for taxes and insurance.

In ordinary course of business, the Company has granted loans to principal officers and directors and their affiliates. Activity consisted of the following (in thousands):

	June 30,	
	2011	2010
Beginning Balance	$ 1,257	$ 1,756
New loans	558	100
Repayments	(694)	(599)
Ending balance	$ 1,121	$ 1,257

Note 7 – Premises and Equipment

The components of premises and equipment are as follows (in thousands):

	June 30, 2011	June 30, 2010
Land	$ 917	$ 822
Office buildings and improvements	3,996	2,491
Furniture, fixtures and equipment	306	157
Automobiles	61	26
	5,280	3,496
Accumulated depreciation	(1,476)	(1,288)
	$ 3,804	$ 2,208

Depreciation expenses amounted to $215,000 and $184,000 for the years ended June 30, 2011 and 2010, respectively.

Note 8 – Deposits

Deposits and their respective weighted-average interest rate consist of the following major classifications (dollars in thousands):

	June 30, 2011		June 30, 2010	
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
Non-interest bearing demand accounts	$ 2,194	0%	$ 2,341	0%
NOW accounts	16,585	0.18	15,584	0.22
Money market accounts	42,769	0.48	43,896	0.80
Savings and club accounts	16,151	0.30	14,437	0.45
Certificates of deposit	107,052	1.95	105,023	2.21
	$ 184,751	1.28%	$ 181,281	1.53%

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $41,418,000 and $42,398,000 at June 30, 2011 and 2010, respectively. Generally, deposits in excess of $250,000 are not insured by the Federal Deposit Insurance Corporation.

The scheduled maturities of certificates of deposit are as follows (in thousands):

Fiscal year ending June 30:	2011	2010
2012	$ 71,343	$ 71,081
2013	13,379	13,669
2014	5,238	4,183
2015	9,608	5,213
2016	4,651	6,692
Thereafter	2,833	4,185
	$ 107,052	$ 105,023

Note 8 – Deposits (Continued)

A summary of interest expense on deposits is as follows (in thousands):

	Years Ended June 30,	
	2011	2010
NOW	$ 31	$ 50
Money market	265	427
Savings and club	54	105
Certificates of deposit	2,082	2,533
	$ 2,432	$ 3,115

At June 30, 2011 and 2010, deposits from principal officers and directors and their affiliates were approximately $489,000 and $539,000, respectively.

Note 9 – Advances From Federal Home Loan Bank

The Bank has a maximum borrowing capacity with the FHLB of Pittsburgh of approximately $128,852,000 at June 30, 2011 of which $85,500,000 was outstanding at June 30, 2011. Advances are secured by qualifying assets of the Bank, which include the Federal Home Loan Bank stock and mortgage loans.

Advances from the Federal Home Loan Bank consist of the following (dollars in thousands):

Maturity Date	Interest rate (%)		June 30, 2011	2010
July 12, 2010	6.54	Fixed	$ -	$ 3,500
September 23, 2011	4.34	Fixed	5,000	5,000
December 9, 2013	4.22	Fixed	10,000	10,000
December 23, 2013	3.19	Fixed	5,000	5,000
June 29, 2015	4.04	Convertible	5,000	5,000
September 9, 2015	4.13	Convertible	5,000	5,000
December 5, 2016	4.49	Convertible	5,000	5,000
December 7, 2017	3.17	Convertible	5,000	5,000
December 7, 2017	3.81	Convertible	15,000	15,000
August 20, 2018	3.65	Convertible	5,000	5,000
September 17, 2019	3.195	Convertible	5,500	5,500
May 8, 2023	3.59	Convertible	6,000	6,000
October 15, 2024	2.87	Convertible	5,000	5,000
February 18, 2025	3.02	Convertible	4,000	4,000
April 28, 2025	2.88	Convertible	5,000	5,000
			$ 85,500	$ 89,000

On the convertible rate notes, the Federal Home Loan Bank has the option to convert the notes at rates ranging from 0.01% to 0.23% above the three-month LIBOR on a quarterly basis upon the arrival of specified conversion dates or the occurrence of specific events. Accordingly, contractual maturities above may differ from expected maturities. Should the Federal Home Loan Bank convert these advances, the Bank has the option of accepting the variable rate or repaying the advances without penalty.

Note 9 – Advances From Federal Home Loan Bank (Continued)
Maturities of long-term debt at June 30, 2011 are as follows (in thousands):

Fiscal year ending June 30:	2011
2012	$ 5,000
2013	-
2014	15,000
2015	5,000
2016	5,000
Thereafter	55,500
	$ 85,500

Note 10 – Income Taxes
The components of income tax expense are as follows (in thousands):

	Year ended June 30,	
	2011	2010
Federal:		
Current	$ 1,532	$ 1,730
Deferred	(84)	(54)
	$ 1,448	$ 1,676

A reconciliation of the statutory federal income tax at a rate of 34% to the income tax expense included in the consolidated statements of income is as follows (dollars in thousands):

	Year ended June 30,			
	2011		2010	
	Amount	% of Pretax Income	Amount	% of Pretax Income
Federal income tax at statutory rate	$ 1,488	34.0%	$ 1,721	34.0%
Low income housing tax credit	(40)	(0.9)	(39)	(0.8)
Other	-	-	(6)	(0.1)
	$ 1,448	33.1%	$ 1,676	33.1%

Items that gave rise to significant portions of deferred tax assets and liabilities are as follows:

	June 30,	
	2011	2010
Deferred tax assets:		
Loan origination fees	$ 292	$ 249
Allowance for loan losses	987	949
Deferred director's fees	529	538
Deferred compensation	192	179
Premises and equipment	85	80
ESOP	15	15
Other	90	96
Total Deferred Tax Assets	2,190	2,106
Deferred tax liabilities		
Net unrealized gain on securities	(365)	(410)
Total Deferred Tax Liabilities	(365)	(410)
Net Deferred Tax Asset	$ 1,825	$ 1,696

Note 10 – Income Taxes (Continued)

Under the Internal Revenue Code, the Company is generally allowed a deduction for charitable contributions within a taxable year of 10% of its consolidated taxable income (with certain modifications). Any charitable contributions over the allowable amount will be deductible over each of the five succeeding taxable years, subject to the 10% of modified taxable income limitation.

GAAP prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Accounting literature also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest, and penalties. In accordance with GAAP, interest or penalties incurred for income taxes will be recorded as a component of other expenses. There are no material uncertain tax positions at June 30, 2011 or 2010.

Retained earnings included $2,800,000 at June 30, 2011, for which no provision for federal income tax has been made. These amounts represent deductions for bad debt reserves for tax purposes which were only allowed to savings institutions which met certain definitional tests prescribed by the Internal Revenue Code of 1986, as amended. The Small Business Job Protection Act of 1996 eliminated the special bad debt deduction granted solely to thrifts. Under the terms of the Act, there would be no recapture of the pre-1988 (base year) reserves. However, these pre-1988 reserves would be subject to recapture under the rules of the Internal Revenue Code if the Bank itself pays a cash dividend in excess of earnings and profits, or liquidates. The act also provides for the recapture of deductions arising from "applicable excess reserve" defined as the total amount of reserve over the base year reserve. The Bank's total reserve exceeds the base year reserve and deferred taxes have been provided for this excess.

Note 11 – Employee and Director Benefit Plans

401(K) Plan

The Bank has a savings plan qualified under Section 401(k) of the Internal Revenue Code which covers substantially all of its employees. Employees can contribute up to 50% of gross pay, and the Bank matches 25% of such contributions up to 12%. Savings plan expense charged to operations amounted to $45,000 and $39,000 for the years ended June 30, 2011 and 2010, respectively. For the years ended June 30, 2011and 2010, the Board of Directors approved a $60,000 profit sharing contribution for the benefit of employees.

Note 11 – Employee and Director Benefit Plans (continued)

Employee Stock Ownership Plan ("ESOP")

In connection with conversion, the Company created an ESOP for the benefit of employees who meet the eligibility requirements, which include having completed one year of service with the Company. The ESOP trust acquired 87,384 shares of the Company's stock from proceeds from a loan with Company. The Bank makes cash contributions on an annual basis sufficient to enable ESOP to make the required loan payments. Cash dividends paid on allocated shares are distributed to participants and cash dividends paid on unallocated shares are used to repay the outstanding debt of the ESOP.

ESOP trust's outstanding loan bears interest at 6 percent and requires annual payment of principal and interest of $87,000 through December of 2018. The Company's ESOP, which is internally leveraged, does not report the loans receivable extended to the ESOP as assets and does not report the ESOP debt due to the Company.

As the debt is repaid, shares are released from the collateral and allocated to qualified employees based on the proportion of payments made during the year to remaining amount of payments due on the loan through maturity. Accordingly, the shares pledged as collateral are reported as unallocated common stock held by the ESOP in the Consolidated Balance Sheets. As shares are released from collateral, the Bank reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings-per-share computations. The Company recognized ESOP expenses of $121,000 and $118,000 for the years ended June 30, 2011 and 2010, respectively.

	June 30,	
	2011	2010
Shares committed to be released	4,369	4,369
Shares released for allocation	26,215	17,477
Unreleased Shares	56,800	65,538
Total ESOP shares	87,384	87,384
Fair Value of unreleased shares (in thousands)	$ 724	$ 885

Directors Retirement Plan

The Bank has a retirement plan for the directors of the Bank, who are not full-time employees. Upon retirement, a director who agrees to serve as a consulting director to the Bank will receive a monthly benefit amount for a period of up to 120 months. The expense included in the Consolidated Statements of Income for these benefits was $44,000 and $58,000 for the years ended June 30, 2011 and 2010, respectively. At June 30, 2011 and 2010, approximately $565,000 and 528,000 respectively, had been accrued under this plan.

Director Deferred Compensation Plan

The Bank has deferred compensation plans for certain directors of the Bank whereby they can elect to defer their directors' fees. Under the plans' provisions, benefits which accrue at the Bank's highest certificate of deposit rate will be payable upon retirement, death, or permanent

Note 11 – Employee and Director Benefit Plans (continued)

Director Deferred Compensation Plan (continued)

disability. At June 30, 2011 and 2010, approximately $1,556,000 and $1,582,000, respectively, had been accrued. Interest expense included in the Consolidated Statements of Income for these benefits was $43,000 and $57,000 for the years ended June 30, 2011 and 2010, respectively.

Note 12 – Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

A summary of the Company's financial instruments with off-balance sheet risk is as follows (in thousands):

	June 30,	
	2011	2010
Commitments to extend credit	$ 4,706	$ 5,633
Unfunded commitments under lines of credit	10,850	13,451

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments generally have 90-day fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies, but includes principally residential or commercial real estate.

Included in the above commitments to extend credit at June 30, 2011 were fixed rate commitments to grant loans of approximately $2,432,000 which had interest rates that range from 3.25% to 6.125%.

Note 13 – Concentration of Credit Risk

The Company grants loans to customers primarily located in Bucks County, Pennsylvania. The concentration of credit by type of loan is set forth in Note 6. Although the Company has a diversified loan portfolio, its debtors' ability to honor their contracts is influenced by the region's economy.

Note 14 - Regulatory Restrictions

Dividend Restrictions

The Company's ability to pay dividends to stockholders is, to some extent, dependent upon the dividends it receives from the Bank which may not pay dividends in excess of calendar year earnings plus retained earnings for the prior two years and are subject to regulatory approval.

Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to total adjusted assets (as defined) and of total capital (as defined) to risk-weighted assets (as defined).

Management believes, as of June 30, 2011, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 2011, the most recent notification from the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum core, Tier I risk-based and total risk-based ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are also presented below (in thousands):

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2011:						
Total risk-based capital	$ 51,602	25.7 %	$ ≥16,259	≥8.0 %	$ ≥20,248	≥10.0% %
Core capital (to risk-weighted assets)	49,155	24.6	N/A	N/A	≥11,989	≥6.0
Core capital (to adjusted total assets)	49,155	15.0	≥13,108	≥4.0	≥16,385	≥5.0
Tangible capital (to adjusted total assets):	49,155	15.0	≥4,916	≥1.5	N/A.	N/A

Note 14 - Regulatory Restrictions (Continued)

The following table presents a reconciliation of the Bank's equity as determined using GAAP and its regulatory capital amounts (in thousands):

		June 30, 2011		June 30, 2010
Bank GAAP Equity	$	49,864	$	46,991
Accumulated other comprehensive income		(709)		(796)
Tangible Capital, Core Capital and Tier 1 Risk-Based Capital		49,155		46,195
Allowance for loan losses (excluding specific reserves of $50 and $983 for 2011and 2010, respectively)		2,740		1,662
Equity investments and other assets required to be deducted		(293)		(299)
Total Risk-Based Capital	$	51,602	$	47,558

Note 15 – Fair Value of Financial Instruments

The Company presents enhanced disclosures about assets and liabilities carried at fair value. U.S. generally accepted accounting standards establishes a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels of hierarchy are as follows:

Level I: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III: Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The following table presents the assets reported on the Consolidated Balance Sheets at their fair value as of June 30, 2011 and 2010, by level within the fair value hierarchy (in thousands). Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Note 15 – Fair Value of Financial Instruments (Continued)

	June 30, 2011			
	Level I	Level II	Level III	Total
Assets:				
Investments available-for-sale				
Mutual funds	$ 16	$ -	$ -	$ 16
Private labled collateralized mortgage obligations	-	12,273	-	12,273
	$ 16	$ 12,273	$ -	$ 12,289

	June 30, 2010			
	Level I	Level II	Level III	Total
Assets:				
Investments available-for-sale				
Mutual funds	$ 13	$ -	$ -	$ 13
Private labled collateralized mortgage obligations	-	16,434	-	16,434
	$ 13	$ 16,434	$ -	$ 16,447

Assets and Liabilities Measured on a Non-Recurring Basis

Certain assets and liabilities may be required to be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. Generally, nonrecurring valuation is the result of the application of other accounting pronouncements which require assets and liabilities to be assessed for impairment or recorded at the lower of cost or fair value.

Impaired loans are generally measured for impairment using the fair value of the collateral supporting the loan. Evaluating impaired loan collateral is based on level 3 inputs utilizing outside appraisals adjusted by management for sales costs and other assumptions regarding market conditions to arrive at fair value. At June 30, 2011, impaired loans with a carrying value of $10,680,000 were reduced by specific valuation allowance totaling $50,000 resulting in a net fair value of $10,630,000, based on Level 3 inputs. At June 30, 2010, impaired loans with a carrying value of $7,801,000 were reduced by specific valuation allowance totaling $983,000 resulting in a net fair value of $6,818,000, based on level 3 inputs.

Other real estate owned (OREO) is measured at fair value, based on appraisals less cost to sell at the date of foreclosure. Valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value, less cost to sell. Income and expenses from operations and changes in valuation allowance are included in the net expenses from OREO.

Note 15 – Fair Value of Financial Instruments (Continued)

Assets measured at fair value on a non-recurring basis are summarized (in thousands):

	June 30, 2011			
	Level I	Level II	Level III	Total
Assets:				
Impaired loans	$ -	$ -	$ 10,630	$ 10,630
Other real estate owned	-	-	449	449
	$ -	$ -	$ 11,079	$ 11,079

	June 30, 2010			
	Level I	Level II	Level III	Total
Assets:				
Impaired loans	$ -	$ -	$ 6,818	$ 6,818
Other real estate owned	-	-	233	233
	$ -	$ -	$ 7,051	$ 7,051

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique.

Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year-ends and have not been reevaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

The following information should not be interpreted as an estimate of the fair value of the entire Company, since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company's financial instruments.

Cash and Amounts Due from Banks and Interest Bearing Time Deposits
The carrying amounts of cash and amounts due from banks and interest bearing time deposits approximate their fair value.

Securities Available for Sale and Held to Maturity
The fair value of investment and mortgage-backed securities is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Loans Receivable, net
For variable-rate loans that reprice frequently and which entail no significant changes in credit risk, fair values are based on carrying values. The fair values of fixed rate loans are estimated using discounted cash flow analyses at market interest rates currently offered for loans with similar terms to borrowers of similar credit quality.

Note 15 – Fair Value of Financial Instruments (Continued)

Federal Home Loan Bank Stock
The carrying amount of Federal Home Loan Bank stock approximates fair value.

Accrued Interest Receivable and Payable
The carrying amount of accrued interest receivable and payable approximates fair value.

Deposits
Fair values for demand deposits, now accounts, savings accounts, and certain money market deposits are, by definition, equal to the amount payable on demand at the reporting date. Fair values of fixed-maturity certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates currently being offered on similar instruments with similar maturities.

Advances from Federal Home Loan Bank
Fair value of advances from Federal Home Loan Bank is estimated using discounted cash flow analyses, based on rates currently available to the Company for advances from Federal Home Loan Bank with similar terms and remaining maturities.

Off-Balance Sheet Financial Instruments
Fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account market interest rates, the remaining terms and present credit worthiness of the counterparties.

Note 15 – Fair Value of Financial Instruments (Continued)

The estimated fair values of the Company's financial instruments were as follows (in thousands):

	June 30, 2011		June 30, 2010	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and amounts due from banks	$ 24,001	$ 24,001	$ 19,628	$ 19,628
Interest-bearing time deposits	982	982	779	779
Securities available for sale	12,289	12,289	16,447	16,447
Securities held to maturity	37,322	37,693	48,014	48,689
Loans receivable, net	241,868	253,728	230,367	244,808
Federal Home Loan Bank stock	4,625	4,625	4,974	4,974
Accrued Interest receivable:				
Loans receivable	1,024	1,024	1,075	1,075
Investment securities	165	165	184	184
Mortgage-backed securities	54	54	82	82
Financial liabilities:				
Non-interest bearing demand deposits	2,194	2,194	2,341	2,341
NOW accounts	16,585	16,585	15,584	15,584
Money market accounts	42,769	42,769	43,896	43,896
Savings and club accounts	16,151	16,151	14,437	14,437
Certificates of deposit	107,052	110,022	105,023	108,082
Advances from Federal Home Loan Bank	85,500	92,505	89,000	96,401
Accrued interest payable	263	263	321	321
Off-balance sheet financial instruments	-	-	-	-

Note 16 – Legal Contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's consolidated financial statements.

Note 17 – Financial Statements - Parent only

CONDENSED BALANCE SHEETS

	June 30, 2011	June 30, 2010
	(dollars in thousands)	
ASSETS		
Cash	$ 3,930	$ 3,869
Investment in subsidiary	49,864	46,991
Other assets	383	362
TOTAL ASSETS	$ 54,177	$ 51,222
LIABILITIES AND STOCKHOLDER'S EQUITY		
Other liabilities	$ 7	$ 15
Stockholders' Equity	54,170	51,207
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 54,177	$ 51,222

CONDENSED STATEMENTS OF INCOME

	June 30, 2011	June 30, 2010
	(dollars in thousands)	
INCOME		
Interest Income	$ 65	$ 86
	65	86
EXPENSE		
Other	112	118
Total Other Expenses	112	118
Loss Before Income Tax Benefit	(47)	(32)
Income Tax Benefit	(17)	(11)
Loss before equity in undistributed net earnings of subsidiary	(30)	(21)
Equity in undistributed net earnings of subsidiary	2,959	3,407
NET INCOME	$ 2,929	$ 3,386

Note 18 – Financial Statements - Parent only (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	June 30, 2011	June 30, 2010
	(dollars in thousands)	
Cash Flows from Operating Activities		
Net Income	$ 2,929	$ 3,386
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in undistributed net earnings of subsidiary	(2,959)	(3,407)
Deferred income taxes	-	103
Decrease in accrued interest receivable and other assets	100	5
Increase (decrease) in other liabilities	(9)	3
Net Cash Provided by Operating Activities	61	90
Net Increase in Cash and Cash Equivalents	61	90
Cash and Cash Equivalents-Beginning	3,869	3,779
Cash and Cash Equivalents-Ending	$ 3,930	$ 3,869

This Page Intentionally Left Blank

WILLIAM PENN BANCORP, INC.

8150 Route 13
Levittown, Pennsylvania 19057
(215) 945-1200

Board of Directors

William J. Feeney, Chairman
Retired Police Chief, Richboro, Pennsylvania

Terry L. Sager
President and Chief Executive Officer
William Penn Bank, FSB

Charles Corcoran
Executive Vice President and CFO
William Penn Bank, FSB

Craig Burton
Partner
Burton & Browse LLP, CPAs

Glenn Davis
Retired, Former Owner and President
Davis Pontiac, Inc.

William B.K. Parry, Jr.
William B. Parry & Son, Ltd.
Insurance Agency

Executive Officers

Terry L. Sager, President and CEO
Charles Corcoran, Executive Vice President and CFO
James D. Douglas, Vice President and CLO

Special Counsel

Malizia Spidi & Fisch, PC
1227 25th Street, N.W.
Suite 200 West
Washington, D.C. 20037

Independent Auditors

S.R. Snodgrass, A.C.
2100 Corporate Drive
Suite 400
Wexford, PA 15090

Transfer Agent and Registrar

Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948

William Penn

BANCORP, INC.
8150 Route 13 - Levittown, PA 19057
(215) 945-1200
www.willpenn.com